                                                                    Exhibit a(8)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      for the month of

                                      TOTAL
                 (Translation of registrant's name into English)

                                   Tour Total
                               24, cours Michelet
                                  La Defense 10
                                  92800 Puteaux
                                     France
                    (Address of principal executive offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   |X|      Form 40-F   |_|

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                             Yes   |_|    No   |X|

            If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TOTAL

                                       By: /s/ Charles PARIS DE BOLLARDIERE
                                          ----------------------------------
Date: May, 21 1999                        Name: Charles PARIS DE BOLLARDIERE
                                          Title: Treasurer

                            TOTAL FORM 6-K DISCLOSURE

First Quater Sales

      On May 18, 1999, Total announced that the following sales for the first quarter of 1999 (as compared to the first quarter 1988):

                                    3 Mos 1999           3 Mos 1998          %
                                ------------------------------------------------
                                    (millions)           (millions)
                                ------------------------------------------------
                                  FRF        EUR       FRF       EUR
Upstream(1)                      7,734     1,179.0    8,704    1,326.9    -11.1%

Downstream                      25,311     3,858.6   30,723    4,683.7    -17.6%

Chemicals                        8,099     1,234.7    7,732    1,178.7     +4.7%

Holding                            488        74.4      522       79.6      n.m.

Consolidation elimination of    (3,614)     (551.0)  (4,631)    (706.0)     n.m.
internal sales(2)

CONSOLIDATED SALES (3)          38,018     5,795.8   43,050    6,562.9    -11.7%

(1) Upstream sales include external sales primarily of natural gas and LPG, and internal sales to the Downstream segment of crude oil produced by the company and generally sold through the Trading Division.

(2) The consolidation eliminations represent primarily the sales of crude oil by the Upstream segment to the Downstream segment.

(3) TOTAL consolidated sales before taking into account the transaction with PetroFina to form the TotalFina Group.

      The 11.7% decrease in the Group's consolidated sales resulted primarily from a drop in Brent crude oil prices ($11.33/barrel versus $14.03/barrel for the first quarter of 1998, a decline of 19.2 percent) and a decrease in the dollar exchange rate (5.84 FF versus 6.09 FF), partially offset by volume growth. Production increased 6 percent as compared to the first quarter of 1998. The increase in chemical sales was primarily due to growth, both internal and external, in the different specialty sectors. Excluding the negative impact of foreign exchange, the increase in chemicals sales would have been 7%.

      A copy of Total's press release announcing such results is Exhibit 1 hereto.

Dividends

      On May 11, 1999, Total shareholders at their annual general meeting approved the annual dividend for 1998 of EUR 2, which will be paid before July 30, 1999. Persons who receive Total shares or American depositary shares pursuant to Total's exchange offer being made by Total's Exchange Offer Prospectus dated May 6, 1999, will be entitled to receive that dividend.

      Also, persons who, prior to the dividend record date to be fixed by the ADS depositary, exercise Total warrants received in that exchange offer will also be entitled to receive that dividend. No adjustment will be made to the exercise price [of], or number of ADS subject to, such Total warrants by reason of that dividend.

Other Matters

      Others resolutions approved by Total's shareholders at the Annual General Meeting, including the election of directors, the change of Total's name to "Total Fina S.A.", the conversion of the share capital currency from French Francs to Euros, are described in the press releases attached as Exhibits 2 and 3.

                                                                       Exhibit 1

                            TOTAL PRESS RELEASE TOTAL

                                                           Paris, May 18th, 1999

             TOTAL REPORTS 1999 FIRST QUARTER CONSOLIDATED SALES OF
                            38 BILLION FRENCH FRANCS

TOTAL reported consolidated sales(1) for the 1999 first quarter of 38 billion French francs (FrF) compared to 43.1 billion FrF reported for the 1998 first quarter, a decrease of 11.7 percent.

--------------------------------------------------------------------------------
Millions of French francs                     3 Mos 1999   3 Mos 1998        %
UPSTREAM (*)                                      7,734        8,704      -11.1%

DOWNSTREAM                                       25,311       30,723      -17.6%

CHEMICALS                                         8,099        7,732       +4.7%

Holding                                             488          522        n.m.

Consolidation elimination                        (3,614)      (4,631)       n.m.
of internal sales(*)

CONSOLIDATED SALES                               38,018       43,050      -11.7%
--------------------------------------------------------------------------------

----------
(1) TOTAL consolidated sales before taking into account the combination with PetroFina.

                                  [TOTAL LOGO]

                       CORPORATE COMMUNICATIONS DIVISION
 TOUR TOTAL 24, COURS MICHELET, 92089 PARIS LA DEFENSE CEDEX. TEL. (33) 1 41 35
                     34 71 / 34 75. FAX (33) 1 41 35 54 62
  SOCIETE ANONYME CAPITAL STOCK A4402574550 RF 542 051 180 RCS NANTERRE. url:
                              http://www.total.com

--------------------------------------------------------------------------------
Millions of Euros                               3 Mos 1999   3 Mos 1998      %
UPSTREAM(*)                                       1,179.0      1,326.9    -11.1%

DOWNSTREAM                                        3,858.6      4,583.7     -176%

CHEMICALS                                         1,234.7      1,178.7     +4.7%

Holding                                              74.4         79.8      n.m.

Consolidation elimination                          (551.0)      (706.0)     n.m.
of internal sales(*)

CONSOLIDATED SALES                                5,795.8      6,562.9    -11.7%
--------------------------------------------------------------------------------

(*) Upstream sales include external sales primarily of natural gas and LPG, and internal sales to the Downstream segment of crude oil produced by the company and generally sold through the Trading Division

    The consolidation eliminations represent primarily the sales of crude oil by the Upstream segment to the Downstream segment

The 11.7% decrease in the Group's consolidated sales resulted primarily from a drop in Brent crude oil prices ($11.33/barrel versus $14.03/barrel for the first quarter of 1998, a decline of 19.2 percent) and a decrease in the dollar exchange rate (5.84 FF versus 6.09 FF), partially offset by volume growth.

Upstream sales declined by 11.1 percent. This decrease was due to the decline in hydrocarbon prices and the lower dollar exchange rate, partially offset by production growth which amounted to a 6 percent increase in production as compared to the first quarter of 1998.

Downstream sales declined by 17.6 percent due to the decrease in the price of oil and refined products as well as the dollar exchange rate.

Chemicals sales rose by 4.7 percent to 8.1 billion FrF. The increase was primarily due to growth, both internal and external, in the different specialty sectors. Excluding the negative impact of foreign exchange, the increase in Chemicals sales would have been 7%.

                                                                       Exhibit 2

                            TOTAL PRESS RELEASE TOTAL

                                                                  May 11th, 1999

                  TOTAL Shareholders' Meeting of May 11th, 1999

At the Combined General Meeting, held on May 11 under the chairmanship of Thierry Desmarest, TOTAL shareholders approved all the proposed resolutions. They approved the 1998 financial statements as well as the payment of a dividend for 1998 of 2.00 euros (FF 13.12) per share before the associated tax credit, representing a slight increase (+1%) from the previous year. The ex-dividend date and the effective payment date for the shares will be before July 30, 1999, depending on the closing date of the Public Exchange Offer for PetroFina shares.

The approved resolutions included:

o     The re-election of the following Directors for new three-year terms:
      -     Jean Syrota, Chairman and Chief Executive Officer of Cogema,
      -     Michel Francois-Poncet, Chairman of the Paribas Supervisory Board,
      -     Lord Alexander of Weedon Q.C., Chairman of NatWest Group,
      - Bertrand Jacquillat, University Professor, Co-founder and Chairman and Chief Executive Officer of Associes en Finance.

o The election for a three-year term as Director of John J. Goossens, Chairman and Chief Executive Officer of Belgacom.

o An authorization to convert the Company's issued capital into euros by raising the par value of each share of common stock from FF 50.00 to 10.00 euros.

o A change in the Company's name from TOTAL to TOTAL FINA, when the Public Exchange Offer for PetroFina shares is completed.

                                  [TOTAL LOGO]

                       CORPORATE COMMUNICATIONS DIVISION
 TOUR TOTAL 24, COURS MICHELET, 92089 PARIS LA DEFENSE CEDEX. TEL. (33) 1 41 35
                     34 71 / 34 75. FAX (33) 1 41 35 54 52
 RAISON SOCIALE: SOCIETE ANONYME CAPITAL STOCK F 12 088 910 250. RCS NANTERRE 8
                     542 051 180. url: http://www.total.com

                                                                       Exhibit 3

TOTAL                            PRESS RELEASE                             TOTAL

                                                                   May 11th 1999

                    Shareholders' Meeting of May 11th, 1999

           Highlights of Chairman and CEO Thierry Desmarest's Address

At the Annual Meeting of TOTAL shareholders on May 11, Thierry Desmarest said:

"Net income (Group share) in 1998 before non-recurring items declined by 9.1%, to FF 6,916 million (euros 1,054 million). Including non-recurring items, net income (Group share) amounted to FF 5,814 million (euros 886 million). Growth and productivity gains during the year added FF 1.7 billion (euros 0.26 billion) to the operating income and offset a significant part of the impact of a weaker environment."

"The merger with PetroFina is proceeding satisfactorily, with the dedicated support of the teams involved. The combined Group will be able to develop extensive synergies in addition to the projected gains from the new 1999-2001 growth and productivity program. Based on a conservative environment scenario, these initiatives are expected to increase operating income by FF 8 billion per year (euros 1.2 billion) by end-2001. Of this amount, FF 3 billion (euros 0.4 billion) will be generated by growth and FF 5 billion (euros 0.8 billion) will come from productivity gains and synergies."

"In 1999, TOTAL FINA plans to maintain a high level of capital expenditures, slightly in excess of FF 26 billion (euros 4 billion). Some 60% of investments will be dedicated to growing the Upstream business, with major projects involving low technical costs. By 2005, the Upstream segment is expected to represent half of the Group's capital invested, while Downstream will decline to 30% and Chemicals to 20%."

"Regarding performance of the new TOTAL FINA Group since the beginning of the year, we were affected by a difficult environment in the first quarter, with a $11/b Brent price and much lower refinery margins in Europe. Performance in the second quarter is more favorable following a sharp upturn in the Brent price to around $16 a barrel. Sustained growth in oil and gas production will enable TOTAL FINA to benefit fully from the recovery in crude oil prices and from the stronger dollar."

                                     [LOGO]

                       CORPORATE COMMUNCIATIONS DIVISION
TOUR TOTAL 24 COURS MICHELET, 92089 PARIS LA DEFENSE CEDEX TEL. (33) 1 41 35 34
                       71/34 75 FAX (33) 1 41 35 84 82
RAISON SOCIALE, SOCIETE ANONYME CAPITAL STOCK F. 12 088 910 250. RCS NANTERRE 8
                     542 051 180 url : http//www.total.com